North America Structured Investments

11m Fixed Interest Yield Notes Linked to SPX/RTY

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC.
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlyings :	S&P 500 Index and Russell 2000 Index
Pricing Date:	October 26, 2016
Final Review Date:	September 26, 2017
Maturity Date:	September 29, 2017
Monitoring Period:	The period from, but excluding, the Pricing Date to and including the final Review Date
Fixed Interest Rate:	[4.50%-6.50%]* per annum, paid monthly at a rate of between 0.375% and 0.541% per month, if applicable
Trigger Level:	With respect to each Underlying, an amount that represents 70% of its Initial Underlying Level.
Trigger Event	A Trigger Event occurs if, on any day during the Monitoring Period, the Underlying closing level of either Underlying is less than its Trigger Level.
CUSIP:	46646EK43
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46646EK43/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Payment at Maturity

If (i) the Ending Underlying Value of each Underlying **is greater than** or **equal** to its Initial Underlying Value or (ii) a Trigger Event has **not** occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the final Review Date.

If (i) the Ending Underlying Value **of either** Underlying is **less than** its Initial Underlying Value **and** (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value, subject to any Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Interest Payment, will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Underlying Return)

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Returns**

	Payment at Maturity (4.50% per annum Fixed Interest Rate)	Payment at Maturity
Least Performing Underlying Return	If a Trigger Event Has Not Occurred	If a Trigger Event Has Occurred
60.00%	$1,003.75	$1,003.75
40.00%	$1,003.75	$1,003.75
20.00%	$1,003.75	$1,003.75
5.00%	$1,003.75	$1,003.75
0.00%	$1,003.75	$1,003.75
-5.00%	$1,003.75	$953.75
-20.00%	$1,003.75	$803.75
-30.00%	$1,003.75	$703.75
-30.01%	N/A	$703.65
-60.00%	N/A	$403.75
-80.00%	N/A	$203.75

Interest Payments

*You will receive on the applicable Interest Payment Date for each $1,000 principal amount note an Interest Payment equal to between $3.75 and $5.41 (equivalent to an interest rate of between 4.50% and 6.50% per annum, payable at a rate of between 0.375% and 0.541% per month).

**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

11m Fixed Interest Yield Notes Linked to SPX/RTY

J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Financial or JPMorgan Chase & Co.
- You are exposed to the risks of the decline in value of each Underlying.
- Your payment at maturity may be determined by the lesser performing Underlying.
- Return is limited to the principal amount plus accrued interest regardless of any appreciation of the Underlyings, which may be significant.
- If a Trigger Event has occurred, you will lose 1% of your principal for every 1% the final level of the lesser performing Underlying is less than its Initial Level.
- The benefit provided by the Trigger Level may terminate on any day during the Monitoring Period.
- No dividend payments, voting rights, or ownership rights with the equity securities included in each Underlying.
- You are exposed to the risks associated with small capitalization companies.
- As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, CFC issuance: Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com